Exhibit 99.1

Ecopetrol Group increases its hydrocarbon reserves, proven reserves mount to 1,727 million barrels of oil equivalent at 2018 close

•	In 2018, the Ecopetrol Group incorporated 307 million barrels of oil equivalent in proven reserves, continuing its positive trend of incorporating reserves since 2017.
•	The reserve replacement ratio was 129%, the highest of the past four years. For each barrel produced, 1.29 barrels were incorporated.
•	The 109% of 2018 production was replaced by organic additions, excluding the effect of the increase in oil prices.
•	The average reserve life of crude oil and natural gas reserves rose from 7.1 to 7.2 years.
•	It is highlighted that the average reserve life associated with crude rose from 5.8 years to 6.3 years, despite the Group’s increased production in 2018.
•	Eighty-five percent of the addition to proven reserves resulted from the technical management and financial optimization of assets, incorporating new investment plans. The remainder 15% was due to the effect of higher prices compared to 2017.
•	The incorporation associated with recovery program is the largest in Ecopetrol’s history, with 129 million barrels of oil equivalent in 2018.
•	The incorporation by extensions and discoveries represents the largest in the last 5 years.

Ecopetrol (BVC: ECOPETROL; NYSE: EC) announced today its proven reserves of crude oil, condensate and natural gas (1P reserves), including its interest in affiliates and subsidiaries, as of December 31, 2018.

The reserves were estimated based on the U.S. Securities and Exchange Commission (SEC) standards and methodology. Ninety-nine percent of the reserves were audited by well-known specialized independent companies (Ryder Scott Company, DeGolyer and MacNaughton, Gaffney, Cline & Associates, and Sproule International Limited).

At the 2018 close, the Ecopetrol Group’s net proven reserves totaled 1,727 million barrels of oil equivalent. The reserve replacement ratio was 129%, with average reserve life equivalent to 7.2 years.

Of the total reserves balance, 70% are crude oil and 30% natural gas. The average life of crude and gas reserves is equivalent to 6.3 and 11.1 years, respectively.

Ninety-eight percent of the total balance of proven reserves is located in Colombia. We note that Ecopetrol S.A. has an average reserve life of 7.4 years.

In 2018, the Ecopetrol Group incorporated 307 million barrels of oil equivalent of proven reserves, continuing its positive trend of incorporating reserves that began in 2017. Total cumulative production for the year was 239 million barrels of oil equivalent.

The SEC price used for the valuation of 2018 reserves was USD 72.2 per barrel Brent, versus USD 54.93 per barrel Brent in 2017. Ecopetrol estimates that approximately 47 million barrels of oil equivalent were recovered as a result of the higher price effect. Further, approximately 260 million barrels of oil equivalent were due to the technical management and financial optimization of assets.

It is important to note that much of the increase in proven reserves (129 MBOE) was due to the results of the Enhanced Oil Recovery program, the principal achievements of which were seen in fields such as Chichimene, Castilla and Teca.

Moreover, 57 MBOE were incorporated as a result of extensions and discoveries. This increase is the highest of the past five years.

Ecopetrol Group Proven Reserves 2015 – 2018 (mmboe)

	2015	2016	2017	2018
Initial Proven Reserves	2,084	1,849	1,598	1,659
Revisions	-25	-54	174	121
Improved Recovery	16	11	73	129
Purchases	0.0	0.0	4	0.0
Extensions and discoveries	24	27	44	57
Production	-251	-235	-234	-239
Proven reserves at year-end	1,849	1,598	1,659	1 ,727

Bogotá D.C., February 21, 2019

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share of bio-fuels.

This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co